UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 25th, 2013

DATE, TIME, AND PLACE:

June 25th, 2013, at 9:40 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Messrs. José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo e José Roberto Mendonça de Barros - Directors were absent due to justified reasons.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Rectify and ratify the minutes of the Board of Directors Meeting held in May 28th, 2013, at 9:30 a.m., in order to include specifically, the election of Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers; and (b)  Ratify all the actions performed by Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Rectify and ratify the minutes of the Board of Directors Meeting held in May 28th, 2013, at 09:30 a.m., specifically about the election of Mr. Carlos Alberto López Galán, Spanish citizen, married, economist, bearer of foreigner’s identification card RNE # V156697-R, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  212.825.888-00, as the Company´s Investor Relations Officers, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, nº 2235 – Vila Olímpia, with a term of office to be effective until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2015 Ordinary Shareholders Meeting, in order to establish that such Officer holds cumulatively the positions of Vice-President Executive Officer and Investor Relations Officer, as per article 19, caput  and fifth paragraph of the Company´s Bylaws; and

[Free English Translation]

(b)       Ratify all the actions performed by Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers since September 25, 2007, date of his indication to such position, as of this date.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 25th, 2013. a) Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 26, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer